EXHIBIT  6.17

CLIENT SERVICE AGREEMENT

This Client Service Agreement (“Agreement”) is entered into (a) by the undersigned Parties, (b) on the date set forth above their signatures, the same to be effective as of the Effective Date as set forth below and as modified pursuant to the terms and conditions set forth herein, and (c) in consideration of the mutual obligations of the Parties. This Agreement includes the Description of Services Provided, State Regulatory Requirements Anticipated to Apply and the Proposal (collectively, the “Addenda”).

The following terms and conditions apply to you and us in connection with this Agreement:

1. Definitions. Unless otherwise expressly defined in this Agreement, the following terms, when used in this Agreement, capitalized or otherwise, have the meanings as set forth in this Definitions section:

“Corporate employees” means the employees of a party, expressly excluding any Worksite Employees.

“Parties” means you and us and our respective assigns, as applicable; the singular of such term refers to you or us, as the context indicates.

“Shift” means a period of work at one of your worksites.

“Us” and “We” mean and/or refer to the entity signing this Agreement as the party providing services to you; references to “our” are the possessive use of “we.”

“Worksite Employee” (also referred to as “Shift Worker”) means an employee assigned to your worksite pursuant to this Agreement.

“You” means the entity signing this Agreement as the Client; references to “your” are the possessive use of “you.”

2. Relationship. This Agreement establishes a co-employer arrangement between you and us whereby we will, only to the extent required by applicable federal and state law for us to perform our services hereunder: (a) hire and assign to your worksite(s) certain members of your existing workforce as well as certain future workers, in each instance as evidenced by the fact and to the extent that (i) employment documentation with regard to such workers (including W-4s, applicable state withholding forms, direct deposit and deduction authorization forms, and applications) has been received by us, (ii) payroll with regard to such workers has been processed by us during the term of this Agreement as provided herein, and (iii) our invoice with respect to such payroll has been duly paid by you (all such workers being thereby deemed as covered hereby and hereinafter referred to as “Worksite Employees”); (b) have the right to discipline, fire and re-assign Worksite Employees for the limited purposes as provided herein; and (c) perform certain additional employer-related functions as provided herein. Except for those limited responsibilities expressly specified and assumed herein by us as to the Worksite Employees for which we shall have such indicia as employer sufficient to perform such responsibilities, at all times you shall have and retain all other responsibilities and liabilities pertaining to your business and operations, including direct supervision of the day to day activities performed by the Worksite Employees in furtherance of your business; in this regard, you have the sole authority to direct and control the manner in which your business activities and services will be performed by the Worksite Employees as well as the hours of such performance and the level of wages applicable to such performance-all in accordance with applicable law. By virtue of this Agreement we will be the “Administrative Employer” and you will be the “Worksite Employer” with regard to the Worksite Employees. In the context of this relationship, the following considerations apply:

a. In General. You remain solely responsible for (i) determining the suitability of all Worksite Employees for purposes of their performance at your worksite, (ii) recruitment, interviewing, recommending employment, job training, work evaluation and recommending any discipline deemed necessary of any Worksite Employee or to have any Worksite Employee reassigned-at all times making such decisions in compliance with applicable laws, regulations, rules or ordinances, and (iii) ensuring that Worksite Employees are fit and qualified to perform the work they are required to perform for your business, including any responsibility to perform background checks or verify qualifications.

b. Worksite Employee Pay. You agree to (i) periodically review wages of Worksite Employees and report to us any and all adjustments to the wages of Worksite Employees; (ii) verify all Worksite Employee time submissions and assume responsibility for correct wage and hour submissions made to us; (iii) assist us in administering unemployment claims (such assistance will include, but not be limited to, the providing of all pertinent information, including disciplinary and employment termination related records, and the appearance at trials and/or hearings, as needed); and (iv) comply with all local, state and federal laws and regulations with regard to taxes, wages, and work hours and environment requirements, including but not limited to the Fair Labor Standards Act, the Equal Employment Opportunity Act, the Americans with Disabilities Act, laws regarding discrimination and harassment, and such other commercially reasonable and compliance related directives as we may issue from time to time.

Client Service Agreement - ShiftableHR - 2017-02-07

c. Termination of Employment of Worksite Employees. You must notify us promptly in writing of the termination of employment of any Worksite Employee; each employment termination shall be effected in compliance with all applicable laws. You acknowledge that we have the right but not the obligation to retain and reassign a Worksite Employee who has been terminated by you.

d. Safeguarding Your Property. At all times, you shall retain and assume the risk that the Worksite Employees are dishonest or incompetent. You are solely responsible for safeguarding your valuable property. In addition, you are solely responsible for the accounting and other internal financial and control policies that you use in your business. We are not responsible to you for any loss or damage that you incur as a result of any intentional or negligent act or omission of a Worksite Employee.

e. Hiring and Employment Verification. Since you decide who will be a Worksite Employee and have face-to-face contact with Worksite Employees, you are responsible to verify (and as needed re-verify) the eligibility of Worksite Employees to work in the United States as required by law, and to maintain records, including original I-9s and (if required or used by you, E-Verify), showing that you complied with verification and reverification requirements (you will provide us copies of and access to these records at our reasonable request including after our agreement terminates). You may choose to use our Electronic Onboarding System to electronically verify I-9s and submit Worksite Employees to E-verify. If a Worksite Employee requires a visa, you will be the sponsoring employer.

f. Family Medical Leave Act (“FMLA”). (Applies to a Worksite Employee who works at least 1250 hours over the prior 12 months.) You shall cooperate with applicable regulatory authorities in providing FMLA leave to Worksite Employees and shall reinstate Worksite Employees following their return from medical leave.

g. American with Disabilities Act (“ADA”). You, at your sole expense, shall provide a reasonable accommodation to any qualified Worksite Employee with a disability. You shall provide a workplace free of architectural barriers to the extent required by law. In this regard, you shall be responsible for all fees, costs and expenses associated with physical compliance or facilities modification required to your worksite(s) or for any other needed accommodation(s) to be in compliance with the Americans with Disabilities Act or any similar federal, state or local laws, regulation, rules or ordinances.

h. Affordable Care Act (“ACA”). We agree to measure, track and report employer requirements under the ACA from the Effective Date of this Agreement. Notwithstanding any provision in this Agreement to the contrary, you are responsible for providing the benefits required by or penalties imposed upon an employer by the ACA.

i. Worksite Activities and Safety. You expressly absolve us of liability which results from control over the Worksite Employee's day-to-day job duties and the job site at which, or from which, Worksite Employees perform their services. Further, you retain full responsibility for worker licensing applicable to your business, including your products and services, the worksite premises, property, and any actions by any third party, contractor, independent contractor or non-Worksite Employee. In this particular regard, the parties agree that you shall have all responsibilities pertaining to compliance with OSHA and any similar federal, state or local laws, regulations, rules and ordinances pertaining to worksite(s) safety and health, including the maintenance of all records and logs. If we make recommendations or provide training or undertake any other activity relating to worksite safety, we do so as part of our internal risk management processes and not as a service we charge for, and by doing so (or not doing so) we do not undertake any liability or responsibility for worksite safety, which remains your sole responsibility. We cannot make any modifications to your worksites or equipment used by you or provide personal protective equipment (PPE).

j. Government Contracts. You shall have all responsibilities pertaining to government contracting requirements applicable to your business.

k. Other Employment Laws. In addition to other employment related laws referenced in this Agreement, you shall have responsibility for compliance with the Fair Labor Standards Act, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the National Labor Relations Act, Equal Pay Act, Executive Order 11246 and any other federal, state or local laws, regulations, or ordinances which govern the employer-employee relationship, as may be amended from time to time.

Client Service Agreement - ShiftableHR - 2017-02-07

l. Licensing and Bonding. You shall have responsibility for the licensing of your business and other licensing as may be required of Worksite Employees, as well as any fidelity bonding requirements relating to your business.

m. Operations. You also retain responsibility for any and all strategic, operational or other business-related decisions with regard to your business. In this regard, you acknowledge that we will have neither responsibility nor liability for any actions or inactions taken by you with regard to such decisions; when implementing such decisions, whether or not the actions are implemented by Worksite Employees, you shall be acting solely on your own volition and responsibility, including but not limited to your negotiation with any necessary party under an applicable collective bargaining agreement to which you are a party.

n. Benefit Plans Sponsored by You. You can sponsor benefit plans and allow participation therein by the Worksite Employees. You retain responsibility for the sponsorship and administration of your benefits plans and for compliance with ERISA, COBRA and all other applicable government requirements, although we may effect payroll related deductions and applicable remittances of such deductions as the parties agree.

o. Contracts with Worksite Employees. You are responsible for all contracts into which you enter with Worksite Employees, including any collective bargaining agreements.

p. Injuries to Worksite Employees. You agree to give us immediate notice of any incident involving an injury to or death of a Worksite Employee, and you agree reasonably to cooperate with us with regard to the securing of any emergency care, as needed, for any injured Worksite Employee and accommodating light duty work, as needed, for any Worksite Employee returning to work following a work-related injury.

q. Record Retention. You agree to retain the original or a copy of each payroll authorization for at least (4) years after the expiration or earlier termination of this Agreement. This Agreement, and the performance by us of our services hereunder, shall not relieve you of any obligation imposed by law or contract regarding the maintenance of records or other matters nor from employing adequate credit accounting and review practices customarily followed by similar businesses. We (and our workers’ compensation insurance carrier, including its designated agent) shall have the right to inspect your records at any reasonable time for purposes of verifying compliance with this Agreement and applicable law.

Notwithstanding the aforementioned considerations, we (and our workers’ compensation insurance carrier, including their designated agents) shall have the right but not the obligation to inspect your worksite(s) at any reasonable time.

3. Our Services.

a. In General. With respect to the Worksite Employees, we are responsible to perform the services as are listed in the attached Description of Services Provided.

b. Right to Inspect. We (and our workers’ compensation insurance carrier, including their designated agents) shall have the right but not the obligation to inspect your worksite(s) at any reasonable time.

4. Payment.

a. In General. You agree to pay us for the services we provide. At or before the conclusion of each payroll period, you shall pay in full our total invoice applicable to such payroll period, including, with regard to Worksite Employees, payroll, employer-related taxes, and workers’ compensation premiums and fees, as detailed in the Proposal and reflected in the invoice (the “Invoice”). In this regard-

i. Available Funds. You agree that you will maintain in your account(s) as of the applicable settlement date and time (in each case, the “Pay Date”) immediately available funds sufficient to cover the full amount of the Invoice and any other amounts due under this Agreement. Your obligation to pay us for each Invoice matures at the time of our issuance of the Invoice to you. Our designated bank will accordingly debit your account for the full amount of the Invoice at least one (1) but not more than two (2) business days prior to the Pay Date. We reserve the right to charge a five percent (5%) returned-items fee for each non-sufficient fund transaction.

ii. Failure or Refusal to Pay. If you do not have sufficient funds in your account(s) to pay such Invoice or other amounts due under this Agreement at the time required, or if you otherwise refuse to pay, the same shall be deemed as your election to assume the status of sole employer with regard to the Worksite Employees as of the end of the last day for which we were timely paid for our services as provided hereunder; moreover, we may, in such instance, in our discretion: (i) debit any account owned in whole or in part by you to pay such Invoice, or any other amounts due; (ii) refuse to pay direct deposits; (iii) refuse to pay any collected but unremitted payroll taxes; (iv) refuse to fund and release checks drawn off of one or more of our accounts; (v) refuse to perform further services pursuant to this Agreement; and/or (vi) immediately terminate the services and this Agreement. We may assess charges on any amounts owing and unpaid fifteen (15) days after demand. Charges are assessed at the rate of eighteen percent (18%) per annum or the highest amount permitted by law, whichever is less. In addition, you agree to pay or reimburse us for any fees, costs or expenses including, without limitation, reasonable attorney’s fees and expert witnesses’ fees that we may incur in connection with any termination of this Agreement or collection of amounts due.

Client Service Agreement - ShiftableHR - 2017-02-07

b. Adjustment to Fees. During the term of the Agreement, we may adjust the fees as required due to statutory increases in employment taxes or insurance rates changed by insurance carriers. We will issue to you a thirty (30) days’ written notice with regard to any other proposed fee changes.

c. Corrective Entries. You hereby authorize us to make corrective reversal entries in accordance with the operation rules of the National Automated Clearing House Association to correct such errors as may arise in connection with the processing of payroll and the drawing of funds as necessary from your account(s). “Error” as contemplated by this provision shall include, without limitation, circumstances under which credit entries to the employee, including a Worksite Employee, would result for whatever reason in an overdraft upon the account of either you or us.

d. Audit Adjustments. In the event a final audit confirms that wages have been misreported to us, you agree to make corrective adjustments. We and our workers’ compensation carriers reserve the right to inspect the worksite and records pertaining thereto as necessary to validate classifications of workers and change the Classification Codes to conform to industry standards. You agree to pay us any amounts due for carrier or regulatory designated changes to a Classification Code that may alter the total premium due, and we agree to credit you for any changes in Classification Codes that result in a credit to the premium due. This provision expressly survives the expiration or termination of this Agreement.

5. Mutual Obligations.

a. Compliance with the Law. We both agree to comply with and to work together, as necessary and reasonably required, to comply with all local, state and federal laws and regulations with regard to wages, work hours and environment requirements, including but not limited to the Fair Labor Standards Act, the Equal Employment Opportunity Act, the Americans with Disabilities Act (the “ADA”), the Age Discrimination In Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the National Labor Relations Act, Equal Pay Act, Executive Order 11246 and any other federal, state or local laws, regulations, or ordinances which govern the employer-employee relationship, as may be amended from time to time, and such other commercially reasonable and compliance related directives as we may issue from time to time. With regard to the ADA, you agree to provide a workplace free of architectural barriers to the extent required by law, and if a qualified Worksite Employee with a disability can perform the essential functions of the Shift with a reasonable accommodation, taking into consideration the short term or long term nature of the Shift or work, you agree to provide such reasonable accommodation.

b. Cooperation in Employee Complaint Resolution. Each party agrees to cooperate fully with and to provide reasonable assistance (including documentation, statements, and testimony, as necessary) to the other party in the investigation, defense, and resolution of any complaints, claims, actions, or proceedings that may be brought by or that may involve a person whose services in employment are affected by the performance of this Agreement of one or more of the parties hereto.

6. Term and Termination.

a. Effective Date. Provided that (i) both parties have signed the Agreement, (ii) you have paid the initial set up fee, if applicable as set forth in the Proposal, and (iii) you have funded the payroll as set forth herein, then this Agreement shall begin on the date marking the start of the payroll period applicable to the first pay date for which we process payroll, and the same shall constitute the “Effective Date.”

Client Service Agreement - ShiftableHR - 2017-02-07

b. Term. This Agreement shall continue for a period of one (1) year, unless earlier terminated as provided herein. Thereafter, this Agreement shall automatically renew year after year for a term of one (1) year, unless earlier terminated as provided herein.

c. Termination. This Agreement may be terminated (a) by either party thirty (30) days after issuance of a written notice of termination, or (b) at any time by written agreement of the parties. In addition, we may terminate this Agreement immediately, without notice, upon your material breach of any provision of this Agreement.

d. Date of Termination. The effective date of termination of this Agreement shall be the last date of the payroll period for which ShiftPixy’s duly issued invoice has been paid in full by Client.

e. Effect of Termination. The parties’ obligations under this Agreement that are continuing in nature, including but not limited to obligations to pay for services rendered, record retention, confidentiality, specific performance, warranty and indemnity obligations, as well as limitations of liability, acknowledgements and rights of specific performance, shall survive the expiration or earlier termination of this Agreement. All other obligations shall cease upon termination.

7. LIMITATION OF LIABILITY. UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE WHATSOEVER, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT REGARDLESS OF THE LEGAL THEORY UPON WHICH SUCH CLAIM FOR DAMAGES IS BASED, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND IF SUCH DAMAGES COULD HAVE BEEN REASONABLY FORESEEN. IN NO EVENT SHALL OUR LIABILITY UNDER THIS AGREEMENT EXCEED THE AGGREGATE AMOUNT OF THE FEES PAID OR PAYABLE BY YOU TO US DURING THE SIX (6) MONTH PERIOD PRIOR TO THE DATE OF THE DEFAULT, ACT OR OMISSION, PROVIDED, HOWEVER, THAT THIS LIMITATION SHALL NOT APPLY TO LIMIT OUR OBLIGATIONS UNDER THIS AGREEMENT TO SECURE WORKERS COMPENSATION INSURANCE COVERAGE WITH REGARD TO WORKSITE EMPLOYEES, WHERE APPLICABLE.

8. Indemnification; Insurance.

a. Your Indemnification of Us. You hereby agree to indemnify, defend and hold us, our affiliates and assigns, and our officers, directors, agents and corporate employees harmless from and against any and all losses, liabilities, damages, claims or other expenses (including court costs and reasonable attorneys’ fees) of any nature whatsoever, whether known or unknown, as though expressly set forth and described herein, which we may incur, suffer, become liable for, or which may be asserted or claimed against us, to the extent arising out of any of the following:

(i) your acts, errors or omissions, including without limitation (1) any breaches of this Agreement by you, and (2) any matters for which you are responsible hereunder; and

(ii) the following matters: (1) vicarious liability assigned to us in connection with the relationship between us and the Worksite Employees pursuant to this Agreement (except to the extent of our wrongful conduct), (2) any claims of wrongful failure to hire or promote, discrimination or wrongful termination by Worksite Employees in connection with your acts, errors or omissions in relation to such persons, (3) any matter regarding any Worksite Employee that existed or accrued prior to the Effective Date, and (4) any matter regarding any person providing services in employment or otherwise to you to the extent that such person is not a Worksite Employee.

b. Our Indemnification of You. We hereby agree to indemnify, defend and hold you, your affiliates and assigns, and your officers, directors, agents and corporate employees harmless from and against any and all losses, liabilities, damages, claims or other expenses (including court costs and reasonable attorneys’ fees) of any nature whatsoever, whether known or unknown, as though expressly set forth and described herein, which you may incur, suffer, become liable for, or which may be asserted or claimed against you, to the extent arising out of our acts, errors or omissions, including (1) any breaches of this Agreement by us, or (2) any matters for which we are responsible hereunder.

c. Indemnification Related Obligations. The indemnifying party hereunder has the right to control the defense of any matter for which indemnification is sought, including before any liability is reduced to a certain amount. The indemnified party will tender to the indemnifying party any matters for which indemnification is sought as soon as commercially practicable and shall not otherwise unreasonably jeopardize the indemnifying party’s defense against the claim of a third-party claimant.

Client Service Agreement - ShiftableHR - 2017-02-07

d. Your Insurance. You shall at all times during the term of this Agreement maintain at your own expense the following insurance coverage: (i) commercial general liability (written on an “occurrence” form; “claims made” is not acceptable), including coverage for all premises, operations, products and completed operations, which relate to the Worksite Employees, with minimum limits of $1,000,000.00 per occurrence, $2,000,000 general aggregate and $2,000,000 products/completed operations aggregate (or such other limits as we may agree in a signed writing), including blanket contractual liability coverage or contractual liability coverage specifically covering this Agreement; (ii) automobile liability with a combined single limit of $1,000,000 (including contractual liability coverage as well as any personal injury protection required by any applicable state's “no-fault” laws) covering bodily injury and property damage resulting from the use by any Worksite Employee of any of your owned, non-owned, or hired vehicles; (iii) professional liability, if applicable, (iv) any specialized liability insurance pertaining to the nature of your business (e.g., marine liability insurance or dram shop insurance) as is customary for your industry or as required by law; and (v) employee dishonesty (fidelity) and computer crime coverage (for losses arising out of or in connection with any fraudulent or dishonest acts committed by any Worksite Employee, acting alone or in collusion with others). You will, at the time of execution hereof, furnish us with a current certificate of insurance as evidence of coverage, showing us as an additional insured on all policies required herein. Securing such insurance does not in any way limit your indemnification obligations hereunder. All such insurance coverage will be primary in the event of an occurrence for which both you and we have insurance coverage, and any of our applicable coverage will be excess and non-contributory. All policies required herein shall provide, by endorsement or otherwise, that the insurer(s) waive any and all of its or their rights of recovery, by subrogation or otherwise, against us. All insurance policies required herein shall be endorsed to state that the policy will not be cancelled unless thirty (30) days’ prior written notice of cancellation is provided to us in writing.

e. Subrogation. In the event of any payment by us of any of your liabilities, we shall be subrogated to the extent of such payment to all rights of recovery thereof, and you shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable us to effectively bring suit in your name.

9. Representations and Warranties.

a. Yours. You represent and warrant that: (i) there are no actual or potential liabilities of any kind for prior wages, taxes, benefits, or other obligations that are or may be owed to or for any Worksite Employee; (ii) there are no undisclosed and/or unpaid claims against you involving unemployment, disability, workers' compensation, benefits eligibility, wage and hour violations, OSHA or safety citations, unfair labor practices, wrongful termination, harassment, discrimination, or any other employment-related liabilities of any kind; (iii) there are no undisclosed collective bargaining agreements covering any Worksite Employee at your location(s) nor, to your knowledge, is there any current union organizing activity taking place; (iv) any retirement plan you sponsor for Worksite Employees complies with all applicable provisions of the Internal Revenue Code and ERISA and all applicable regulations adopted pursuant to the Internal Revenue Code and ERISA; (v) you shall accurately identify to us true and correct workers’ compensation classification codes (“Classification Codes”) applicable to each Worksite Employee; (vi) you shall engage Worksite Employees to work only within approved Classification Codes; (vii) you will provide prior, written notice to us of any new lines of business, new business locations, or new Classification Codes, all of which we reserve a right to review and approve.

b. Both Parties. In addition to the above representations and warranties, each party represents and warrants to the other party that (i) all representations and statements made by it in this Agreement, or in any other document relating hereto, are true, accurate and complete in all material respects; (ii) it has the full title, license and rights to perform its obligations as provided under and pursuant to this Agreement, and (iii) the person signing this Agreement on behalf of such party is a duly authorized representative of such party and is duly authorized to sign this Agreement on behalf of such party.

Client Service Agreement - ShiftableHR - 2017-02-07

10. Material Breach. A material misrepresentation of a statement herein by or a failure to comply with an obligation by either party shall constitute a material breach hereof; further, the following, without limitation, shall constitute material breaches of this Agreement by you: (a) failure to pay any Invoice when due or to comply with any payment of fee requirement of this Agreement; (b) you, or any guarantor of your obligations hereunder, not paying its debts as they become due or inability to pay its debts, or making a general assignment for the benefit of creditors, or commencing any case, proceeding or other action seeking to have an order for relief entered on its behalf as debtor or to adjudicate it as bankrupt or insolvent, or seeking reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for you or for all or any substantial part of your property; (c) your or any of your guarantors taking any corporate action to authorize, or in contemplation of, any of the actions set forth above in this paragraph; or (d) any case, proceeding or other action is initiated against you or any of your guarantors seeking to have an order for relief entered against it as debtor or to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action either (I) results in the entry of an order for relief against you or your guarantor, which is not fully stayed within seven (7) business days after the entry thereof or (II) shall remain un-dismissed for a period of forty-five (45) days. In the event that you commit a material breach as described herein, we shall terminate this Agreement as provided herein.

11. Confidentiality. During the term of this Agreement and at all times thereafter, each of the parties hereto agrees (a) not to, directly or indirectly, disclose, utilize or permit the unauthorized use or disclosure of, any information, oral or written, that the party originally disclosing such information deems proprietary and/or confidential, including, without limitation, with respect to its respective business, operations or clients (collectively, “Confidential Information”) and (b) that each party’s respective Confidential Information shall remain the sole and exclusive property of such party. Notwithstanding the foregoing, this restriction shall not apply to any Confidential Information released to third parties without restriction or disclosed pursuant to judicial order or regulatory proceeding.

12. Miscellaneous Provisions.

a. No Assignment. You shall not assign this Agreement or your rights or duties hereunder, or any interest herein, without our prior written consent.

b. Equitable Remedies. Notwithstanding any provision in this Agreement to the contrary, the parties acknowledge and agree that there may not be an adequate remedy at law for certain breaches of this Agreement. Accordingly, the parties acknowledge and agree that, in addition to all other remedies available (at law or otherwise), the parties, as appropriate, shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Agreement. The parties further acknowledge and agree that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this section, and each of the parties waives any right to require that the other party, as applicable, obtain, furnish or post any such bond or similar instrument.

c. Entire Agreement and Amendment. This Agreement, including the each of the Addenda referenced herein, constitutes the entire agreement between the parties with regard to this subject matter and no other agreement, statement, promise or practice between the parties, verbal or written, relating to the subject matter shall be binding on the parties. This Agreement may be modified or changed only by a written amendment signed by both parties. Notwithstanding the aforesaid limitation, when we announce an update to the Agreement terms, the update will apply to the Parties from the point of such announcement, provided, however, that any adjustment involving an increase in your billing rate will, except upon agreement of the Parties, apply only after notice and a period of 30 days.

d. No Waiver. Failure by either party at any time to require performance by the other party or to claim a breach or any provision of this Agreement will not be construed as a waiver of any subsequent breach nor affect the effectiveness of this Agreement, nor any part thereof, nor prejudice either party as regards to any subsequent action.

e. Notice. Any notice or demand to be given hereunder by either party to the other shall be effected in writing delivered to the recipient party either by personal delivery or by certified mail, postage paid, return receipt requested, and such notice shall be addressed to the party's principal place of business as provided herein, but each party may change the address by written notice in accordance with this paragraph.

f. Prevailing Party. In the event that any action is brought by either party hereto as a result of a breach or default in any provision of this Agreement, the prevailing party in such action shall be awarded reasonable attorneys’ fees and costs in addition to any other relief to the party to which it may be entitled.

Client Service Agreement - ShiftableHR - 2017-02-07

g. Mitigation of Damages. EACH PARTY AGREES THAT IT HAS A DUTY TO MITIGATE DAMAGES AND COVENANTS THAT IT WILL USE COMMERCIALLY REASONABLE EFFORTS TO MINIMIZE ANY DAMAGES IT MAY INCUR AS A RESULT OF THE OTHER PARTY’S PERFORMANCE OR BREACH OF THIS AGREEMENT.

h. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California. Both parties acknowledge that any lawsuit to enforce or interpret this Agreement shall be filed in Orange County, California, and both parties accept the jurisdiction of the relevant state and federal courts located in Orange County, California. Notwithstand-ing this provision, to the extent that any state wherein Worksite Employees provide services in employment has laws that regulate us or the relationships governed by this Agreement, the laws of that state are deemed to be incorporated herein by reference and applicable to the parties and their relationship to the Worksite Employees such that the terms of this agreement are hereby deemed modified as necessary to comply with such laws.

i. Enforceability. Should any term, warranty, covenant, condition, or provision of this Agreement be held to be invalid or unenforceable, the balance of this Agreement shall remain in full force and shall stand as if the unenforceable part did not exist.

j. Headings. The section and paragraph headings of this Agreement are for reference only and shall not be considered in the interpretation of this Agreement.

k. Effectiveness. This Agreement shall be valid and enforceable on the later of the date that both you and our authorized signor have signed it, or the Effective Date.

l. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Fax or other electronic copies of each signatory’s original signature on any such counterpart shall be considered to have the same legal effect as the original thereof.

m. Acknowledgement. You hereby acknowledge and agree that you have read this Agreement and understand its terms, and that you have had the opportunity to confer with your separate legal counsel regarding this Agreement. By signing this Agreement, the parties hereto acknowledge, agree, and understand that said Agreement is an important binding legal document.

In witness whereof, the Parties have set forth their signatures below on this day of , 20 , this Agreement projected to be effective as of the day of , 20 (the proposed “Effective Date”).

Shift Human Capital Management Inc.		Client:
Address:	1 Venture, Suite 150 Irvine, California 92618	Address:
Signed:		Signed:
Name:	Scott Absher	Name:
Title:	CEO	Title:

Client Service Agreement - ShiftableHR - 2017-02-07

Description of Services Provided

We provide the following services as the Administrative Employer of the Worksite Employees:

Payroll Processing:

•	Basic Services

o	Input employee data into our system
o	Create, sign and post checks to employees
o	Effect direct net check deposits to employee accounts
o	Pay card (Global Cash Card) processing for employees
o	Maintain online service to enable 24/7 employee record access
o	Effect required tax withholdings
o	Prepare certified payroll reports
o	Tip credit tracking and reporting
o	Employee loan tracking, deductions and remittances
o	Prepare federal employer tax reports/returns: 940s, 941s, and W-2s
o	Prepare state employer tax returns/reports
o	Effect withholding tax deposits
o	Process garnishments, tax levies and bankruptcy wage withholding orders
o	New hire reporting
o	Process benefit plan deductions and remittances to plan providers

•	Optional services

o	Custom job costing reports
o	Multiple worksite reporting

HR and Compliance Support:

•	Basic Services

o	Manage initial employee enrollment into our system
o	Comprehensive online HR information system
o	Electronic new hire onboarding system
o	HR support help desk
o	Employee handbook review and custom preparation
o	FMLA notification and tracking
o	Job description templates
o	Vacation, sick and paid time off tracking
o	Affirmative Action report preparation (EEO-1, VETS-100, VETS-100A, etc.)
o	OSHA Injury and Illness report preparation (OSHA 101, 200 and 300A)
o	Monthly HR newsletter
o	Periodic HR alerts and employment law updates
o	Patient Protection and Affordable Care Act (“ACA”) full-time employee status and full-time employee count tracking and reporting
o	ACA year end reporting (Form 1094 and 1095)

•	Optional services

o	Comprehensive background screening
o	Sexual harassment training
o	Maintain permanent employee files
o	Drug testing
o	Background screening
o	Unemployment claims processing

Client Service Agreement - ShiftableHR - 2017-02-07

Benefits and Related Support:

•	Introduction to 3rd party vendor for group-

o	Health insurance (optional)
o	Dental insurance (optional)
o	Vision insurance (optional)
o	401(k) plan (optional)
o	Supplemental insurance (optional)
o	Life insurance (optional)
o	Disability insurance (optional)

•	COBRA notices and claims administration with regard to plans that we sponsor

Worker’s Compensation Administration:

•	Secure and maintain applicable coverage through either (a) a multiple coordinated policy arrangement wherein we secure an endorsement wherein we name you as client, (b) a policy issued to us as the Administrative Employer and naming you as the client on an Alternate Employer Endorsement, or (c) a policy written directly between you and the insurer, in which instance you appoint us to assist you with the responsibilities set forth below-in each instance as required by and subject to applicable law and consistent with our internal administrative policies.
•	Premium remittances
•	Claim reporting
•	Claim tracking
•	Assist with premium audits

Employment Practices Liability Insurance:

Provided that coverage can be secured at commercially reasonable rates, secure and maintain Employment Practices Liability Insurance coverage with regard to the Worksite Employees (coverage defined by terms of policy; limitations and exclusions will impact scope of such coverage; currently, a $25,000 per claim deductible applies).

Client Service Agreement - ShiftableHR - 2017-02-07

State Regulatory Requirements Anticipated to Apply

The following state regulatory requirements may apply to you and us in connection with this Agreement but only to the extent that our services are performed within or that Worksite Employees provide services in employment within such jurisdictions. These rules and regulations will supersede the Terms and Conditions of this Agreement to the extent that such rules and regulations conflict with the Terms and Conditions of this Agreement.

The state regulatory requirements of different states may change from time to time, and as such changes become applicable law, the terms of these “State Regulatory Requirements” will also be deemed to be changed to conform to the requirements of applicable law, and the same will thereupon be deemed to be incorporated into and made a part of this Agreement. We will endeavor to update these “State Regulatory Requirements” from time to time as we become aware of changes in the law or the application of existing law as a means to facilitate our mutual understanding of the state of applicable law.

Note that simply because we reserve, as required by law in any particular state, a right of direction and control, a right to hire and fire, or any other right in order to meet the requirements imposed upon organizations providing workforce administration services in such states, it does not imply that we exercised such rights in a particular instance, and you still exercise all your rights under the Agreement at all times and are responsible for the consequences of doing so. Where we assume a responsibility without regard to payment by you, that provision is not for your benefit (you cannot enforce or rely on it in the event of your breach) and does not relieve you of your responsibilities under the Agreement; it is included only to comply with jurisdictional requirements. You are responsible for the acts, errors and omissions of the Worksite Employees committed within the scope of your business.

Our services do not apply outside of the United States of America or its states, political subdivisions, and territories.

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California - We do not have the right to control management of workers’ compensation claims; our insurers and/or TPAs will manage claims. You are responsible for paying state assessments levied as a result of your workers’ compensation experience modification. You are responsible for maintaining the working environment and equipment for Worksite Employees in a safe, hazard-free manner and as required by law. You represent that all Worksite Employees will at all times be covered by an injury and illness prevention program (IIPP) that complies with law. You have control over access to your worksites; we cannot enter your worksites without your permission. You agree that, although we may track Worksite Employee “Paid Sick Leave” as is afforded to employees by California law, you, as the Job Provider, will grant the accumulated sick leave to Worksite Employees to the extent that they qualify for such benefits; in each such instance, you will report to us the day(s) for which the Worksite Employee took paid sick leave during the applicable pay period, and we will bill you as though the Worksite Employee actually worked on such day(s). In addition to other rights set forth in this Agreement, we have the following rights as set forth in Section 606.5(b) of the Unemployment Insurance Code: (1) to negotiate with you for such matters as time, place, type of work, working conditions, quality, and price of the services, (2) to determine assignments or reassignments of Worksite Employees, even though they retain the right to refuse specific assignments, (3) to set the rate of pay of the Worksite Employees, whether or not through negotiation, (4) to pay Worksite Employees from our own account or accounts.

Client Service Agreement - ShiftableHR - 2017-02-07